Santos

www.santos.com



14 March 2005

SANTOS DIVIDEND REINVESTMENT PLAN (DRP)

On 23 February 2005 Santos announced a final dividend of eighteen cents per share (fully franked) would be paid on 31 March 2005 to shareholders on record at 4 March 2005.

It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the arithmetic average of the daily weighted average market price ("average market price") over a period of 5 business days commencing on the business day after the dividend record date with no discount to apply.

This notification is to advise that the DRP average market price is $8.982480.

newsrelease

FOR FURTHER INFORMATION PLEASE CONTACT:

Dean Bowman
(08) 8218 5150/ 0409 969 289

Kathryn Mitchell
Media Adviser
(08) 8218 5260/0407 979 982


THOMSON
FINANCIAL

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates		
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		
		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	5,091
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 5,091 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
585,470,818	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 14 March 2005

Company Secretary

Print name: WESLEY JON GLANVILLE

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



Week Ending 17th March 2005

Wildcat Exploration Wells

Ras Abu Darag 1/ST 1 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 16/03/05 (Cairo Time)	Drilling ahead in the sidetrack hole at 2040m. Progress for the sidetrack is 509m.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA High Island Block 27.	
Status at 1500hrs 16/03/05 (Houston Time)	Drilling ahead. The current depth is 3015m with 454m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	75%
	Sabco	25%
Operator	Santos	

Pangkal 1

Type	Oil Exploration	
Location	Indonesia Papalang, PSC, Kutei Basin, Offshore Kalimantan, 55km SE of the Gada 1 Gas Field, and 220km ENE of Balikpapan.	
Status at 0600hrs 16/03/05 (Jakarta Time)	Rig released on 15/3/05. The well reached a total depth of 4845m with 130m progress for the week. Pangkal 1 was plugged and abandoned having failed to intersect commercial hydrocarbons.	
Planned Total Depth	4907m	
Interest	ENI	25%
	Santos Group	20%
	Zudavi	31%
	Unocal	24%
Operator	Unocal	

During the week ending 17th March, 2005 Santos Limited also participated in 4 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 17th March 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Hardy GU 1 ST1

Type	Gas Delineation	
Location	Texas, USA Mustang Prospect, Matagorda County.	
Status at 1500hrs 16/03/05 (Houston Time)	Drilling ahead. The current depth is 4122m with 754m progress for the week.	
Planned Total Depth	4785m	
Interest	Santos Group	45.0% WI
Operator	Santos	

Von Gonten 1

Type	Near Field Gas Exploration	
Location	Texas, USA Tribute Prospect, Karnes County	
Status at 0600hrs 16/03/05 (Houston Time)	Pulling out of hole to run intermediate wireline logs. The current depth is 2061m with 1970m progress for the week.	
Planned Total Depth	4740m	
Interest	Santos WI	40%
Operator	Carrizo	

Coot 1

Type	Near Field Oil Exploration	
Location	Timor Sea, Northern Territory (AC/L2 & AC/L3) 4.5km NNW of Challis oil field & some 630km W of Darwin	
Status at 0600hrs 17/03/05	Operations suspended due to TC Ingrid. The current depth is 1121m with 193m progress for the week.	
Planned Total Depth	1625m	
Interest	Santos Group	10.3125%
	Coogee Resources	64.6875%
	OMV Petroleum	18.7500%
	Mobil Australia	6.2500%
Operator	Coogee Resources	

South East Gobe 11(Pilot)

Type	Oil Appraisal	
Location	Onshore PNG PDL 4, Pilot hole being drilled from the Saunders 1 drilling location some 17km from the Gobe Industrial Park.	
Status at 0600hrs 16/03/05	Running intermediate casing. The current depth is 870m with 607m progress for the week.	
Planned Total Depth	1530m	
Interest	Oil Search	52.9 %
	Southern Highlands Petroleum	22.69 %
	Barracuda (a Santos Subsidiary)	9.39 %
	Ampolex	5.95 %
	Cue PNG Oil Company	3.29 %
	Petroleum Resources Gobe	3.18 %
	Merlin Petroleum	2.78 %
Operator	Oil Search	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 17th March, 2005 Santos Limited also participated in 4 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue ***NOT APPLICABLE***

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

11,297

39 Class of securities for which quotation is sought

Fully paid ordinary.

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

End of restriction period for 6,091 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share and end of restriction period for 5,206 shares issued on 1 July 2004 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.95 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
587,482,115	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 16 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE